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                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION



                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


For the month of February 2003                   Commission File Number: 1-14242



                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                              Woodbridge, Ontario
                                    L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F         Form 40-F    X
                   -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes                No   X
             -----             -----

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A




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                                  EXHIBIT INDEX

EXHIBIT             DESCRIPTION OF EXHIBIT                        PAGE
-------             ----------------------                        ----
1                   First Quarter Report                         8  pages
2                   Report On Corporate Governance               1  pages